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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF OCTOBER 2005

                         COMMISSION FILE NUMBER 1-13522

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                       CHINA YUCHAI INTERNATIONAL LIMITED
                 (Translation of Registrant's name into English)

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                             16 RAFFLES QUAY #26-00
                               HONG LEONG BUILDING
                                SINGAPORE 048581
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]             Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes [ ]             No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): NOT APPLICABLE.

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This Report on Form 6-K shall be incorporated by reference in the prospectus, dated March 24, 2004, of China Yuchai International Limited (the "Company" or "CYI") included in the Company's Registration Statement (Registration No. 333-111106) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the "SEC").

The Company wishes to caution readers that this Report on Form 6-K contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to the Company's investment in Guangxi Yuchai Machinery Company Limited ("Yuchai") and the implementation of the reorganization agreement described below, are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the risks and factors that could cause actual results to differ materially are: the Company's ability to control Yuchai; the Company's ability to consolidate Yuchai's financial results; the Company's ability to successfully implement the agreement it reached with Yuchai in July 2003 and the reorganization agreement of April 2005; the effects of uncertainties in the Chinese legal system which could limit the legal protections available to foreign investors, including with respect to the enforcement of foreign judgments in China; changes in the capital markets and interest rates; political, economic and social conditions in China such as government policies with respect to foreign investment, economic growth, inflation and the availability of credit; the effects of competition in the diesel engine market; the effects of inflation; the ability of Yuchai to control its expenses, capital expenditures and receivables, finance its working capital and capital expenditures and commercially introduce new products in the future; and the effects of China becoming a member of the World Trade Organization. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, the Company can give no assurance that its expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in the Company's Annual Report on Form 20-F filed with the SEC under the Securities Exchange Act of 1934, as amended. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OTHER EVENTS

     At the meeting of the board of directors of Yuchai, a subsidiary of the Company, held on October 28, 2005, Mr. Wang Jianming announced that he has been appointed as an economic consultant to the Yulin City Municipal People's Government, in Guangxi Zhuang Autonomous Region, PRC and that he would immediately cease to serve as a director and chairman of the board of directors, chief executive officer and legal representative of Yuchai.

     Following Mr. Wang's announcement, Yuchai's board of directors passed a resolution recommending that Mr. Yan Ping replace Mr. Wang as a director and chairman of the board of directors of Yuchai, as well as its legal representative. Mr. Yan Ping has been the Chairman of Guangxi Yuchai Machinery Holdings Company, or the State Holding Company, since May 2005. The State Holding Company owns 22.1% of the shares of Yuchai, and is owned by the Yulin City Government. Prior to becoming Chairman of the State Holding Company, Mr. Yan Ping held various government related positions, including most recently as Deputy Secretary-General, Yulin Municipal Government and as Director, Yulin Municipal Development and Reform Commission. Mr. Yan Ping holds a Bachelor of Engineering degree from Dalian Railway College and a Master of Economics degree from the East-north Financial University. Mr. Yan Ping's appointment as a director of Yuchai is expected to be formalized at the forthcoming shareholders' meeting for Yuchai scheduled to be held on December 2, 2005. In addition, CYI understands that Yuchai's board of directors intends to initiate an international recruitment search for new senior management to enhance Yuchai's operations.

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     In light of this change in senior management at Yuchai, CYI intends to review with Yuchai's Chinese stakeholders the status of the continued implementation of the Reorganization Agreement, including the proposed twelve-month extension for implementation of the restructuring contemplated therein. Mr. Yan Ping has communicated to CYI that the Chinese stakeholders intend to seek to work closely and cooperatively with CYI with respect to the future operation and management of Yuchai in accordance with international corporate governance practices. Nevertheless, no assurance can be given regarding such future operation and management, and readers should refer to the risk factors contained in CYI's Annual Report on Form 20-F filed on July 15, 2005.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.


Date: October 31, 2005

                                     CHINA YUCHAI INTERNATIONAL LIMITED


                                     By: /s/ Philip Ting Sii Tien
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                                     Name:  Philip Ting Sii Tien
                                     Title: Chief Financial Officer and Director